February 10, 2014	Writer's Direct Number: (317) 236-2289
Direct Fax: (317) 592-4666
Internet: Stephen.Hackman@icemiller.com

BY EDGAR

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Vera Bradley, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed April 3, 2013
Response dated February 10, 2014
File No. 001-34918

Dear Ms. Jenkins:

Set forth below is the response of Vera Bradley, Inc. (the “Company”) to the comments of the Staff set forth in a letter dated January 30, 2014, relating to the Company’s Form 10-K, filed on April 3, 2013 for the fiscal year ended February 2, 2013 (the “Form 10-K”) (File No. 001-34918). For convenience of reference, the Staff’s comments have been reproduced in bold type herein.

Form 10-K for the Fiscal Year Ended February 2, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Fiscal 2013 Compared to Fiscal 2012, page 38
1.    In your reconciliation from the income of your Direct and Indirect segments to a GAAP income amount, you present a subtotal that adds the income of the two segments together. Since this subtotal does not appear to represent a GAAP income amount and it is presented outside of the segment footnote reconciliation, it appears to represent a non-GAAP measure. In future filings, please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your revised disclosure.
Response
The Company will revise its future disclosure to remove the subtotal adding the income of its two segments together. Below is the revised disclosure as it would appear in the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013.
Operating Income
For fiscal 2013, operating income increased $14.0 million, or 14.5%, to $110.1 million, from $96.2 million for fiscal 2012. As a percentage of net revenues, operating income was 20.4% and 20.9% for fiscal 2013 and fiscal 2012, respectively (in thousands).

Ms. Tia L. Jenkins
U.S. Securities and Exchange Commission
February 10, 2014

	Fiscal Year Ended
	February 2, 2013	January 28, 2012	$ Change	% Change
Operating Income:
Direct	$ 85,059	$ 68,097	$16,962	24.9%
Indirect	101,059	93,042	8,017	8.6%
Less: Unallocated corporate expenses	(75,972)	(64,968)	-11,004	16.9%
Operating income	$ 110,146	$ 96,171	$13,975	14.5%

Direct . For fiscal 2013, operating income increased $17.0 million, or 24.9%. As a percentage of Direct segment net revenues, operating income in the Direct segment was 29.1% and 30.2% for fiscals 2013 and 2012, respectively. This decrease as a percentage of net revenues in the Direct segment was primarily due to increased store operating expense.
Indirect . For fiscal 2013, operating income increased $8.0 million, or 8.6%. As a percentage of Indirect segment net revenues, operating income in the Indirect segment was 40.7% and 39.5% for fiscals 2013 and 2012, respectively. This increase as a percentage of net revenues in the Indirect segment resulted primarily due to leverage of the relatively fixed SG&A expenses, against sales growth.
Corporate Unallocated . For fiscal 2013, unallocated expenses increased $11.0 million, or 16.9%, primarily as a result of increased corporate personnel and marketing costs.
Financial Statements and Supplementary Data, page 48
Notes to Consolidated Financial Statements, page 55
2. Summary of Significant Accounting Policies, page 56

Revenue Recognition and Accounts Receivable, page 57
2.    Please provide us with, and confirm that in future filings, you will revise your disclosure to include your accounting policy related to Vera Bradley gift cards.
Response
The Company confirms it will disclose its accounting policy related to Vera Bradley gift cards in future filings, with the following, “The Company sells gift cards with no expiration dates to customers and does not charge administrative fees on unused gift cards. Gift cards issued by the Company are recorded as a liability until they are redeemed, at which point revenue is recognized. The Company currently does not recognize breakage on its gift cards.”
14. Segment Reporting, page 68
3.     We note your disclosure that you have two operating segments, Indirect and Direct. It appears to us through your disclosures in this filing that you may analyze components of your Direct Segment at a disaggregated level (i.e., e-commerce, full-price stores, outlet stores, Japan stores). Please tell us how you considered the guidance in FASB ASC 280-10-50 in determining that all revenue-generating activities in the Direct segment represent one operating segment.
Response
Under the guidelines set forth in FASB ASC 280-10-50 (the “Guidance”), the Company has identified two operating segments within its business, which are:

(1) Direct - sales made directly between the Company and the end consumer; and
(2) Indirect - sales made to specialty retailers and department store partners, who then sell to the end consumer.

Under paragraph 280-10-50-1 of the Guidance, an operating segment must (a) engage in business activities from which it may earn revenues and incur expenses; (b) produce operating results that are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and (c) have discrete financial information available.

Ms. Tia L. Jenkins
U.S. Securities and Exchange Commission
February 10, 2014

The Company has determined that various distribution channels are appropriately in a single Direct segment after analysis under the Guidance. Specifically, the Direct segment produces operating results that are reviewed regularly by the Company’s Chief Executive Officer, who is the CODM, to make decisions about resources to be allocated to the Direct segment and assess its performance. The key indicator for performance in both the Direct and Indirect operating segments for the CODM is operating income. Although the CODM regularly reviews disaggregated gross revenue information by distribution channel, as well as product category and geography, he does not review or consider in his decision making any disaggregated measure of profit or loss for any of these distribution channels and instead reviews operating income only by the Direct and Indirect operating segments. For these reasons, the Company has concluded that the CODM assesses performance and makes resource allocation decisions as defined by the Guidance based upon operating income for the Direct segment as a whole and segment reporting for the distribution channels within the Direct segment is not appropriate.

Exhibit 31.1 and 31.2
4.    Disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e). In the future, please make the appropriate revisions to the headnote to paragraph 4.
Response
The Company will revise the headnote to paragraph 4 for Exhibits 31.1 and 31.2 in future filings.
* * * * * * * * *
I have attached a separate acknowledgment from the Company as requested in your letter.
If you have any questions regarding the Company’s response in this letter, please call me at the direct-dial number above.

Very truly yours,
ICE MILLER LLP
/s/ Stephen J. Hackman
SJH:ksw
Attachment

February 10, 2014

BY EDGAR
Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Vera Bradley, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed April 3, 2013
Response dated February 10, 2014
File No. 001-34918

Dear Ms. Jenkins:
In connection with our response to the Staff's comment letter dated January 30, 2014, the undersigned officer of Vera Bradley, Inc. (the "Company") hereby confirms to the Staff that the Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in the filings and that neither changes to its disclosure in response to Staff comments nor Staff comments foreclose the Commission from taking any action with respect to the filings. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Vera Bradley, Inc.
/s/ Kevin J. Sierks
Chief Financial Officer